NEWS RELEASE

Pan American Silver Corp.: Early Warning News Release

Vancouver, B.C. - September 29, 2023 - Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) ("Pan American") has acquired 5,083,780 common shares ("Common Shares") of New Pacific Metals Corp. ("New Pacific"), at C$2.65 per Common Share for total investment value of approximately C$13.5 million, under the approximately C$35 million bought deal financing New Pacific announced on September 25, 2023 (the "Offering").

Upon completion of the Offering, which occurred on September 29, 2023, Pan American owns, directly and indirectly, 19,807,848 Common Shares representing approximately 11.6% of the outstanding Common Shares. Immediately prior to the acquisition, Pan American held 14,724,068 Common Shares, representing approximately 9.34% of the issued and outstanding Common Shares.

New Pacific and Pan American have agreed that, for so long as Pan American beneficially owns at least ten percent (10%) of the issued and outstanding common shares of New Pacific, Pan American: (i) is entitled to appoint one director to the board of directors of New Pacific; and (ii) has a pre-emptive right to participate in any equity financing by New Pacific to maintain its pro rata shareholding in New Pacific. Currently, Pan American's representative on New Pacific's board of directors is Pan American's Senior Vice President Technical Services & Process Optimization, Martin Wafforn.

Pan American acquired the Common Shares of New Pacific for investment purposes. Pan American may from time to time make future investments in, or dispose of, Common Shares of New Pacific depending upon the business and prospects of New Pacific and depending upon future market conditions.

The foregoing disclosure regarding Pan American’s holdings is being disseminated pursuant to National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues. A copy of the early warning report will be filed on New Pacific's SEDAR+ profile at www.sedarplus.ca and may be obtained by contacting Ms. Siren Fisekci, VP, Investor Relations & Corporate Communications for Pan American, at 604-684-1175.

New Pacific’s head office is at Suite 1750-1066 W. Hastings Street, Vancouver, British Columbia, Canada V6E 3X1.

About Pan American Silver
Pan American Silver is a leading producer of precious metals in the Americas, operating silver and gold mines in Canada, Mexico, Peru, Bolivia, Argentina, Chile and Brazil. We also own the Escobal mine in Guatemala that is currently not operating, and we hold interests in exploration and development projects. We have been operating in the Americas for nearly three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com.
Pan American’s head office is at 625 Howe Street, Suite 1440, Vancouver, British Columbia, Canada V6C 2T6. It is incorporated under the Business Corporations Act (British Columbia). A copy of the early warning report filed by Pan American with applicable securities commissions in connection with the acquisition of the Common Shares will be available for viewing under New Pacific’s profile on SEDAR at www.sedarplus.ca
For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

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